Exhibit 99.1

April 19, 2024

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager – Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015- Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited, have at their meeting held over April 18-19, 2024, considered and approved the following, subject to the approval of shareholders:

1.	Re-appointment of Mr. Rishad A. Premji (DIN: 02983899) as Whole-Time Director designated as Executive Chairman for a period of 5 years with effect from July 31, 2024 to July 30, 2029.

2.	Re-appointment of Mr. Azim H. Premji (DIN: 00234280) as Non-Executive, Non-Independent Director for a period of 5 years with effect from July 31, 2024 to July 30, 2029.

The Board Meeting commenced on April 18, 2024 at 4:10 PM, and finally concluded on April 19, 2024 at 3:30 PM.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As Above

Annexure-1

Details required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1.	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise

1.  Re-appointment of Mr. Rishad A. Premji as Whole-Time Director designated as Executive Chairman for a period of 5 years with effect from July 31, 2024 to July 30, 2029, subject to approval of shareholders.

2.  Re-appointment of Mr. Azim H. Premji as Non-Executive, Non-Independent Director for a period of 5 years with effect from July 31, 2024 to July 30, 2029, subject to approval of shareholders.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment	Re-appointment of Mr. Rishad A. Premji and Mr. Azim H. Premji for a period of 5 years with effect from July 31, 2024 to July 30, 2029, subject to approval of shareholders.

3.	Brief profile (in case of appointment)	Refer Annexures 2 & 3.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Mr. Rishad A. Premji is the son of Mr. Azim H. Premji.

5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018	Mr. Rishad A. Premji and Mr. Azim H. Premji are not debarred from holding the office of director by any SEBI order or any other such authority.

Annexure-2

Brief Profile of Mr. Rishad A. Premji

Rishad Premji is the Executive Chairman of Wipro Limited, an over $10.5 billion global information technology, consulting, and business process services company, with over 230,000 employees in 65 countries.

Rishad joined Wipro in 2007 and worked in several roles before becoming Executive Chairman in 2019. He started as a general manager in Wipro’s Banking and Financial Services business, went on to head Investor Relations, and then led Wipro’s Strategy and M&A function. As Wipro’s Chief Strategy Officer, Rishad conceptualized Wipro Ventures, a $250 million fund to invest in start-ups developing technologies and solutions that complement Wipro’s businesses with next-generation services and products. He was also responsible for investor and government relations for the company.

In his role as Executive Chairman, Rishad works closely with Wipro’s leadership team in providing direction and strategic insight to the business. Rishad believes that the culture of an organization is its strongest asset, and has worked tirelessly to ensure that every Wiproite understands and upholds the values of Wipro, articulated as the Spirit of Wipro.

Rishad is on the boards of Wipro Enterprises Limited (a leading player in FMCG and infrastructure engineering), Wipro-GE (a joint healthcare venture between Wipro and General Electric) and the Azim Premji Foundation (one of the largest not-for-profit initiatives in India). The Foundation, which is focused on improving public school education, works with more than 350,000 government schools across seven states in India.

For financial year 2018-19, Rishad was Chairman of NASSCOM, the trade body representing India’s $250 billion software industry.

Prior to joining Wipro, Rishad was with Bain & Company in London, and also worked with GE Capital in the US in the insurance and consumer lending spaces. He is a graduate of GE’s Financial Management Program (FMP).

Rishad has an MBA from Harvard Business School and a B.A. in economics from Wesleyan University in the US.

Annexure-3

Brief Profile of Mr. Azim H. Premji

Azim Premji took over the leadership of Wipro in the late 1960’s. On that kernel of a $2 million hydrogenated cooking fat business, he founded multiple businesses including what is now an over $ 10.5 billion revenue IT Services organization with a presence in 65 countries. The other businesses of the Wipro group led by Premji have now grown to about $ 2 billion in revenues, spanning across the sectors of consumer goods, precision engineering and healthcare systems. He relinquished executive responsibilities at Wipro Limited in July 2019, to focus on the philanthropic work of the Foundation. Premji is a graduate in Electrical Engineering from Stanford University, USA.

Premji’s success in business has been driven by one fundamental idea – to build organizations deeply committed to Values with the Client as the focus of all efforts. Unflinching commitment to Values continues to remain at the core of Wipro. Premji strongly believes that ordinary people are capable of extraordinary things when organized into highly charged teams.

Wipro’s cutting-edge technology expertise and its understanding of global industries delivers innovation and real business value to its clients – with consistency and predictability based on pioneering efforts in service quality and operational rigor.

Premji firmly believes that businesses must employ ethical, fair and ecologically sustainable business practices, and must actively engage with fundamental societal issues. Wipro’s deep and focused, social and environmental initiatives span its world-wide operational footprint, leading to Wipro being recognized as a global leader in Sustainability.

In 2001, Premji established the Azim Premji Foundation, a not-for-profit organization, with a vision of contributing towards a just, equitable, humane, and sustainable society. Today the Foundation’s work spans across education and other critical fields of human development & justice. The Foundation has its own large-scale organization in education, to help improve quality and equity of the public education system in India, with field operations across 7 states of the country which have over 350,000 schools. It runs the not-for-profit Azim Premji University in Bangalore and Bhopal. The work on the third University in Ranchi has started and subsequently a fourth University in the northeast will be established. The Foundation also has a rapidly scaling initiative to support other not-for-profits, through financial grants, which work across other fields which contribute to equity & justice, such as gender issues, nutrition, local governance, and well-being of vulnerable groups. Premji’s donations to the endowment of the Foundation, valued as of January 2024 at Rs. 2,69,000 Crores (USD 32 billion), make it one of the largest Foundations in the world.

Over the years, Azim Premji has received numerous honors and accolades, which he considers as recognitions for the team of Wipro and the Foundation. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Financial Times, Time, Fortune and Forbes have all named him as of one the most influential people in the world, citing his leadership in business and philanthropy, including the contributions to improving public education. The Journal of Foreign Policy has listed him amongst the top global thinkers. Economic Times bestowed Mr. Premji with the Life-Time Achievement Award.

Premji is the first Indian recipient of the Faraday Medal and has been conferred honorary doctorates by the Michigan State University and Wesleyan University (in the US), and the Indian Institutes of Technology at Bombay, Roorkee and Kharagpur amongst others. The Republic of France bestowed upon him the “Legion of Honor”. He was conferred in January 2011 with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017, hailing the “conscience, integrity, and compassion that have guided his visionary giving…….(with) invaluable benefit to both that nation and to the world.”